AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT

                    This Amendment No. 1 to Employment Agreement is effective as of May 23, 1996. This Amendment hereby amends the Employment Agreement dated [date] (the "Em-ployment Agreement") by and between [name] (the "Employ-ee") and Concurrent Computer Corporation ("Concurrent" or "the Company").

                    Whereas, the Company notified Employee by letter dated March 26, 1996 (the "Letter") that Employee will not continue as an executive officer of the Company following completion of the Company's acquisition of the real-time business of Harris Computer Systems Corpora-tion, scheduled to be completed on or about June 27, 1996 (the "Acquisition"), and as a result thereof Employee will be entitled to Severance Compensation upon such completion;

                    Whereas, pursuant to the Letter, Employee elected to receive shares of Common Stock of the Company as Severance Compensation on the terms outlined in the Letter; and

                    Whereas, the Company and the Employee desire to provide that Severance Compensation be paid in cash from the net proceeds of the sale of shares of Common Stock of the Company to be sold to fund such obligation to certain executive officers of the Company;

                    Now, therefore, the Employee and the Company hereby agree to amend the Employment Agreement as fol-lows:

          1. Section 5.4 of the Employment Agreement is amended to provide as follows:

               (a) Severance Compensation shall be paid to the Employee in cash 40% on or before the 30th calendar day following completion of the Acquisition and 100% on or before the 60th calendar day following completion of the Acquisition;

               (b) The Employee agrees to execute such documents as necessary and appropriate to establish a brokerage account for the benefit of the Employee; the Employee's allocable portion of the net proceeds of the sale of shares of the Company Common Stock shall be deposited promptly into such account in the aggregate amount sufficient to satisfy the Company's Severance Compensation obligation to the Employee;

               (c) Severance Compensation shall not be subject to offset for any reason and shall be an absolute, uncondi-tional obligation of the Company;

               (d) The phrases "the period for which Severance Compensation is paid" and the "Severance Compensation period" and any other phrases which in substance describe such period shall mean the one-year period following completion of the Acquisition.

          2. Employee hereby acknowledges that he has no right to receive and shall not receive shares of Common Stock in connection with the Severance Compensation.

          3. Terms defined in the Agreement which are used herein shall have the meanings set forth in the Agreement unless otherwise defined herein.

          4. In the event of a conflict between the terms and provisions of this Amendment and the terms and provisions of the Agreement, the terms and provisions of this Amend-ment shall govern. In all other respects, the Agreement, as supplemented by the Letter, and as amended hereby, shall remain in full force and effect.

               In witness whereof, Employee and the Company have executed this Amendment as of the day and year first written above.

          Employee                 Concurrent Computer Corporation

          ________________         By: ___________________________
                                       John T. Stihl
                                       Chairman, President and CEO